UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2021

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
`	☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
☐ For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

AMCI ACQUISITION CORP. II

Full Name of Registrant

N/A

Former Name if Applicable

600 Steamboat Road

Greenwich, Connecticut 06830

Address of Principal Executive Office (Street and Number)

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

AMCI Acquisition Corp. II (the “Registrant”) has elected not to file its quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2021 (the “Form 10-Q”) and is filing a Form 12b-25 for a 5 day extension deemed necessary for the following reason: As a result of recent guidance to Special Purpose Acquisition Companies by the SEC regarding redeemable equity instruments, the Registrant revisited its application of ASC 480-10-S99 on its financial statements. The Registrant had previously classified a portion of its shares of Class A common stock in permanent equity. In accordance with ASC 480-10-S99 and after discussion with the Registrant’s management, the Registrant’s audit committee concluded that all of its shares of Class A common stock should be classified as temporary equity.

The Registrant is working diligently to complete the review of the financial statements for the three months ended September 30, 2021 as soon as possible; however, given the scope of the process for determining the appropriate treatment of the redeemable equity in accordance with ASC 480-10-S99, the Registrant is unable to complete and file the Q3 2021 Form 10-Q by the required due date of November 15, 2021 without unreasonable effort and expense. The Registrant expects to file such report by November 22, 2021.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Nimesh Patel	(203)	625-9200
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

AMCI Acquisition Corp. II

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 15, 2021	By:	/s/ Nimesh Patel
		Name:	Nimesh Patel
		Title:	Chief Executive Officer and Director

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.